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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*



                        Public Storage Partners II, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  David Goldberg, 600 N. Brand Blvd., Ste. 300,
                Glendale, CA 91203-1241, 818/244-8080, ext. 529
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 16, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------                     -------------------------------
CUSIP No.     N/A                                Page ____2____ of ___7__ Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Public Storage. Inc.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
        NUMBER OF          7      SOLE VOTING POWER
         SHARES                        4,038
      BENEFICIALLY        -----------------------------------------------------
        OWNED BY           8      SHARED VOTING POWER
          EACH                         N/A
        REPORTING          -----------------------------------------------------
         PERSON            9      SOLE DISPOSITIVE POWER
          WITH                         3,174
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                       N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,038
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           40.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------                     -------------------------------
CUSIP No.     N/A                                Page ____3___ of ___7___ Pages
----------------------------                     -------------------------------

         Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the units of limited partnership interest ("Units") of Public Storage Partners II, Ltd., a California limited partnership (the "Issuer"). The address of the principal executive office of the Issuer is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         Item 2. Identity and Background

         This Statement on Schedule 13D is filed on behalf of Public Storage, Inc. (the "Reporting Person"), a California corporation formerly known as Storage Equities, Inc. ("SEI"). On November 16, 1995, Public Storage Management, Inc. ("PSMI"), a corporation controlled by B. Wayne Hughes and members of his family (collectively, the "Hughes Family"), was merged (the "Merger") with and into SEI, which then changed its name to Public Storage, Inc. Prior to the Merger, PSMI was a subsidiary of a California corporation known as Public Storage, Inc. ("Old PSI"). Old PSI was a wholly owned subsidiary of PSI Holdings, Inc. ("PSH"), a California corporation owned and controlled by the Hughes Family. Prior to the Merger, Old PSI merged with and into PSH, which was followed by the merger of PSH with and into PSMI (collectively, the
"Restructuring"). At the time of the Merger, the Hughes Family owned more than 99% of the outstanding Common Stock of PSMI. As a result of the Merger, 3,174 Units previously reported as beneficially owned by Old PSI (the "Merger Units") were transferred to the Reporting Person, and the Reporting Person became the general partner of the Issuer.

         The Reporting Person is a fully integrated, self-advised and self-managed real estate investment trust ("REIT") which is engaged primarily in the development, construction, acquisition, ownership, operation, management and leasing of mini-warehouses. The address of the Reporting Person's principal executive office is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         Information regarding the identity and background of the Reporting Person's directors and executive officers is set forth in Appendix A attached to this Statement on Schedule 13D. To the knowledge of the Reporting Person, all of its directors and executive officers are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

         During the last five years, neither the Reporting Person nor, to its knowledge, any director, executive officer or controlling person of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------------                     -------------------------------
CUSIP No.     N/A                                Page ____4__ of ___7___ Pages
----------------------------                     -------------------------------

         Item 3. Source and Amount of Funds or Other Consideration

         At the time of the Merger, PSMI owned a significant amount of real estate related assets, including the Merger Units. The aggregate consideration payable in the Merger to shareholders of PSMI consisted of 30,000,000 shares of the Reporting Person's Common Stock (subject to post-closing adjustment), 7,000,000 shares of Class B Common Stock (issuable post-closing) and assumption of $68.0 million of PSMI debt and consolidated property debt of $4.7 million. For a detailed description of the Merger, see the definitive proxy statement of Storage Equities, Inc. dated October 11, 1995 (the "Proxy Statement"), which is incorporated herein by reference.

         The Reporting Person currently intends to hold its Units for investment. The Reporting Person may, at some future time, depending on market conditions and other factors, acquire additional Units or other securities of the Issuer (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the Units which the Reporting Person now owns or hereafter may acquire.

         Item 5. Interest in Securities of the Issuer

         As of November 16, 1995, the effective date of the Merger, the Reporting Person beneficially owned 4,038 Units, representing 40.8% of the class outstanding. The Reporting Person has the sole power to vote all of these Units, has the sole power to dispose of 3,174 of these Units, and has no power to dispose of 864 of these Units.

         During the 60-day period ended November 16, 1995, the Reporting Person engaged in the following acquisitions of Units:

  Transaction                                 Price                Type of
     Date            No. of Shares          per Share            Transaction
-------------        -------------          ----------           -----------

   11/16/95             3,174                   *                    Merger

         *See Item 3 above

         The number of Units beneficially owned by each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached to this Statement on Schedule 13D. Unless otherwise indicated, each director and executive officer has sole power to vote and the sole power to dispose of his or her Units.

----------------------------                     -------------------------------
CUSIP No.     N/A                                Page ____5__ of ___7___ Pages
----------------------------                     ----------------

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the Merger, B. Wayne Hughes granted to the Reporting Person an option to acquire various securities and other interests owned by him, including 864 Units (the "Option"). The Option expires on November 16, 1998, and is exercisable for all (but not part) of the interests subject to the Option. The exercise price of the Option is based on the value of the assets subject to the Option as of November 16, 1995 (as determined by Arthur Andersen LLP) and is payable in shares of Common Stock of the Reporting Person valued at the higher of (i) $16 per share or (ii) a stock price necessary to cause the acquisition to be non-dilutive based on the Reporting Person's funds from operations per share of Common Stock (calculated in accordance with the agreement evidencing the Option) for the four consecutive quarter preceding the exercise of the Option.
B. Wayne Hughes has agreed not to dispose of any interests subject to the Option during the term of the Option. The Reporting Person holds an irrevocable proxy to vote the Units subject to the Option.

         Except as disclosed herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

         Item 7.  Material  to be Filed as Exhibits

         Exhibit 1 - Agreement and Plan of Reorganization  dated as of June 30,
                     1995  by and among the Reporting Person,  Old PSI and  PSMI
                     (incorporated   by  reference   from  Appendix  A  to  the
                     Reporting Person's Proxy Statement dated October 11, 1995)

         Exhibit 2 - Amendment to  Agreement and  Plan  of  Reorganization dated as of November  13, 1995  (incorporated  by reference  from
                     Exhibit 2 to Amendment No. 1 to Schedule 13D filed by B. Wayne Hughes relating to B. Wayne Hughes's beneficial ownership of securities issued by Public Storage Properties IX, Inc.)

         Exhibit 3 - Option  Agreement dated  as of  November  16,  1995, by and between the Reporting Person and B. Wayne Hughes (incorporated by reference from Exhibit 3 to Amendment No. 1 to Schedule 13D filed by B. Wayne Hughes relating to the beneficial ownership of securities issued by Public Storage Properties IX, Inc.)

----------------------------                     -------------------------------
CUSIP No.     N/A                                Page ____6___ of ___7___ Pages
----------------------------                     -------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 27, 1995                  PUBLIC STORAGE, INC.



                                           By:  /S/ OBREN B. GERICH
                                               ---------------------------------
                                                  Obren B. Gerich
                                                   Vice President

----------------------------                     -------------------------------
CUSIP No.     N/A                                Page ____7___ of ___7___ Pages
----------------------------                     -------------------------------

                                   Appendix A


                                                              No. of Units
Name                           Title                      Beneficially Owned
------                         -----                      -------------------


B. Wayne Hughes            Chairman of the Board and             864*
                             Chief Executive Officer

Harvey Lenkin              President                             -0-

Ronald L. Havner, Jr.      Senior Vice President and             -0-
                              Chief Financial Officer

Hugh W. Horne              Senior Vice President                 10

Marvin M. Lotz             Senior Vice President                 12

Mary Jayne Howard          Senior Vice President                 -0-

David Goldberg             Senior Vice President and             -0-
                              General Counsel

Obren B. Gerich            Vice President                        4

John Reyes                 Vice President and                    -0-
                              Controller

Sarah Hass                 Vice President and                    -0-
                              Secretary

Robert J. Abernethy        Director                              -0-

Dann V. Angeloff           Director                              -0-

William C. Baker           Director                              -0-

Uri P. Harkham             Director                              -0-

Berry Holmes               Director                              -0-

Michael M. Sachs           Director                              -0-


         * The Reporting Person has the sole power to vote these Units.